UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13D - Amended



Under the Securities Exchange Act of 1934

(Amendment No. 1)







(Name of Issuer)

DNAPrint Genomics, Inc.





(Title of Class of Securities)

Common Stock





(CUSIP Number)

2332 4Q 202





(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


Daniel Gannon
P.O. Box 90638, Portland, Oregon 97290
Phone:  503-431-9493





(Date of Event which Requires Filing of this Statement)

December 3, 2008



If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



CUSIP No. 2332 4Q 202   Page 1 of XX



1. Names of Reporting Persons.

Daniel Gannon


2. Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]


3. SEC Use Only


4. Source of Funds (See Instructions)

PF


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]


6. Citizenship or Place of Organization

United States


Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

219,113,367


8. Shared Voting Power
0


9. Sole Dispositive Power

219,113,367


10. Shared Dispositive Power
0


11. Aggregate Amount Beneficially Owned by Each Reporting Person

219,113,367


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]


13. Percent of Class Represented by Amount in Row (11)

16.9%


14. Type of Reporting Person

IN



ITEM 1. SECURITY AND ISSUER


State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock
DNAPrint Genomics, Inc.
1621 West University Parkway
Sarasota, FL 34243



ITEM 2. IDENTITY AND BACKGROUND


(a) Name;

Daniel Gannon


(b) Residence or business address;

P.O. Box 90638, Portland, Oregon 97290


(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Individual Investor


(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

Not applicable.


(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

Not applicable.


(f) Citizenship.

United States



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds
$ 126,009.63



ITEM 4. PURPOSE OF TRANSACTION


Investment purpose.


(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Continuing trading on the open market.


(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

Not applicable.


(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

Not applicable.


(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Not applicable.


(e) Any material change in the present capitalization or dividend policy of the issuer;

Not applicable.


(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.


(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

Not applicable.


(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable.


(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

Not applicable.


(j) Any action similar to any of those enumerated above.

Not applicable.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1

219,113,367
16.9%


(b)

Sole Voting Power:
219,113,367

Shared Voting Power:
0

Sole Dispositive Power:
219,113,367

Shared Dispositive Power:
0



(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Since my most recent filing of Schedule 13D, I, Daniel Gannon, have purchased 20,701,580 shares at the price of $0.0004, on the open market.
(These shares are included in the total, reported above.)

Details of these transactions:

(Date, Action, Quantity, Security, Description, Price, Amount, Trade Type) 12/12/2008 BOT 70,925 DNAG DNAPRINT GENOMICS IN $0.0004 -$28.37 Cash
12/11/2008 BOT 4,227,658 DNAG DNAPRINT GENOMICS INC $0.0004 -$1,691.06  Cash
12/03/2008 BOT 1,000,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$400.00  Cash
11/25/2008 BOT 177,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$70.80  Cash
11/21/2008 BOT 500 DNAG DNAPRINT GENOMICS INC $0.0004 -$0.20 Cash 11/20/2008 BOT 768,322 DNAG DNAPRINT GENOMICS INC $0.0004 -$307.33 Cash
11/19/2008 BOT 9,000,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$3,600.00  Cash
11/19/2008 BOT 5,293,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$2,117.20  Cash
11/19/2008 BOT 164,175 DNAG DNAPRINT GENOMICS INC $0.0004 -$65.67  Cash



(d)

Not applicable.

(e)

Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.



SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




_____December 12, 2008_____

Date




_____Daniel Gannon_____

Signature




_____Individual Investor_____

Name/Title